FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For July 29, 2004
Commission File Number: 0-30868
                        -------

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [ X ] Form 40-F [ ]

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

   Exhibit            Date                Description of Exhibit
   -------            ----                ----------------------

      1.              07/29/2004          Letter to Shareholders -1
                                          Re. Approval of the Reorganization
                                          Plan and Request to Submit Share
                                          Certificate(s) (English Translation)

      2.              07/29/2004          Letter to Shareholders -2
                                          Re. Approval of the Reorganization
                                          Plan
                                          (English Translation)

      3.              07/29/2004          Reorganization Plan
                                         (English Translation)

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Crosswave Communications Inc.


Date: July 29, 2004                    By:  /s/ Masaaki Oka
                                            ----------------------------
                                            Masaaki Oka
                                            Reorganization Administrator

Exhibit 1   ---English Translation
                                                                   July 29, 2004

                            Letter to Shareholders -1
                            -------------------------
                     Re. Approval of the Reorganization Plan
                     ---------------------------------------
                    and Request to Submit Share Certificate(s)
                    ------------------------------------------

Dear Shareholders:

We refer to the reorganization proceedings of Crosswave Communications Inc. ("CWC")

We filed a Reorganization Plan proposal with the Tokyo District Court on June 10, 2004, which was approved by the creditors at a meeting held on July 27, 2004, and then was approved by the Court on July 29, 2004.

You can read an outline of the Reorganization Plan as enclosed herewith. As described in the Reorganization Plan, because CWC's liabilities exceeded its assets, no assets are left for distribution to the shareholders. Accordingly, all shares of stock in CWC, except five shares held by the Reorganization Administrator, were cancelled without consideration therefor upon the date of the Court's approval of the Reorganization Plan, July 29, 2004, in the manner as prescribed in Chapter V, Section 2 of the Reorganization Plan.

We hereby request you to send your share certificate(s) by October 31, 2004 to the Reorganization Administrator at the following address:

              Masaaki Oka, Reorganization Administrator of CWC
              Kajitani Law Offices
              Marunouchi Building 23rd floor, #2311,
              2-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-6323

If you have any questions about this matter, please feel free to contact us at:

              03-3212-1451 (phone)
              03-3201-5456 (facsimile)

Thank you for your understanding and cooperation in these reorganization proceedings.


                                         Sincerely yours,

                                         Masaaki Oka
                                         Reorganization Administrator of
                                         Crosswave Communications, Inc.

Exhibit 2   ---English Translation

                                                                   July 29, 2004

                           Letter to Shareholders -2
                           -------------------------
                     Re. Approval of the Reorganization Plan
                     ---------------------------------------

Dear Shareholders:

We refer to the reorganization proceedings of Crosswave Communications Inc. ("CWC")

We filed a Reorganization Plan proposal with the Tokyo District Court on June 10, 2004, which was approved by the creditors at a meeting held on July 27, 2004, and then was approved by the Court on July 29, 2004.

You can read an outline of the Reorganization Plan as enclosed herewith. As described in the Reorganization Plan, because CWC's liabilities exceeded its assets, no assets are left for distribution to the shareholders. Accordingly, all shares of stock in CWC, except five shares held by the Reorganization Administrator, were cancelled without consideration therefor upon the date of the Court's approval of the Reorganization Plan, July 29, 2004, in the manner as prescribed in Chapter V, Section 2 of the Reorganization Plan.

Because no share certificate has been issued to you to represent the share(s) you own, you do not need to return a share certificate to us in this procedure.

If you have any questions about this matter, please feel free to contact:

              Masaaki Oka, Reorganization Administrator of CWC
              Kajitani Law Offices
              Marunouchi Building 23rd floor, #2311,
              2-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-6323
              03-3212-1451 (phone)
              03-3201-5456 (facsimile)

Thank you for your understanding and cooperation in these reorganization proceedings.


                                    Sincerely yours,


                                    Masaaki Oka
                                    Reorganization Administrator of Crosswave
                                    Communications, Inc.

Exhibit 3   ---English Translation

                        Reorganization Plan
                        -------------------

              Proposed by the Reorganization Administrator on June 10, 2004; and
                          Approved by the Tokyo District Court on July 29, 2004.


CHAPTER I         BACKGROUND LEADING UP TO DRAFTING OF REORGANIZATION PLAN
                  [Omitted]


CHAPTER II        FUNDAMENTAL POLICY OF REORGANIZATION PLAN AND OUTLINE

Section 1         Fundamental Policy of Reorganization Plan

         As addressed in detail in Chapter I, as for reorganizing company Crosswave Communications Inc. (hereinafter, "CWC") and reorganizing company Crosswave Services Inc. (a subsidiary wholly owned by CWC; hereinafter, "CWS"), in light of the cash flow status at both companies, the industry environment, the public nature of the operations, and the like, the Reorganization Administrator determined that a quick transfer of business without going through a reorganization plan would be preferable, and upon listening to the opinions of their creditors and gaining the permission of the court, the Reorganization Administrator transferred nearly all of the business on December 15, 2003.

         As stated above, CWC and CWS strived to "reorganize through the maintenance of business" by means of a transfer of business, and as such, subsequent to the transfer of business, the Reorganization Administrator will engage in substantive liquidation procedures for both companies under the reorganization procedures. As such, upon obtaining the permission of the court pursuant to Article 185, Paragraph 1 of the Corporate Reorganization Law, the reorganization plan proposal was drafted to state the abandonment of all business (after the transfer of business).

         Specifically, CWC and CWS will be merged on the day following the decision of approval for the reorganization plan, and thereafter the Reorganization Administrator, as will be addressed hereunder, will engage in substantive liquidation procedures, the source of repayment obtained thereunder (cash on hand, proceeds from the transfer of business, proceeds from the disposition of assets, and the like, less payments on common claims) will be used to engage in the repayment prescribed in the reorganization plan (as set forth in detail in Chapter III hereunder, and outlined in the following section), and subsequent to this repayment and the release of debts prescribed in the reorganization plan, CWC (the company surviving the foregoing merger) will have its corporate status extinguished.

(1) Transfer from the network of CWC to the network of the NTT Communications Corporation (hereinafter, "NCOM") with the business transfer agreement (scheduled to be completed by the end of 2004). Moreover, CWC (the company surviving the foregoing merger) will dissolve immediately after this work is completed.

(2) Cashing out by selling the assets not transferred with the business transfer, collecting debts, and the like.


(3) Disposition related to the assets that cannot be converted to cash (including the giving them away for free, and the like).

(4) Payment of common credits (including the implementation of construction for restoration to original condition).


Section 2         Outline of Modification of Rights, Etc.

         As will be addressed in detail hereunder in Chapter III, Section 1. 2, under this reorganization the amount of the proceeds from the transfer of business and the like remaining after the deduction of common credits will be determined as the "current value" of CWC and CWS as valued by the market, and in principle, the amount thereof remaining after deducting the priority reorganization claims and the appraised value of those security rights which can easily be cash valued that associated with claims arising prior to the decision date for the initiation of reorganization procedures (the actual amount colleted on said claims) will be allocated at book value to the assets set aside for the reorganization security rights (which are divided into the large groups of assets subject to the collateral of the bank group and assets subject to the collateral of the lease company group) and assets set aside for general reorganization claims (unsecured assets), and it has been judged equitable and fair that the rights will be modified and repayment will be made in the amounts distributed proportionate to the amounts of the claims in each group.

         In addition, the repayments based on this thinking will be divided into two installments: (1) the first repayment will take place early within one month after the decision of approval for the reorganization plan, with all priority reorganization claims as well as general reorganization under 500,000 yen repaid at the first repayment, and (2) the second repayment will take place as the final distribution within one month after the establishment of the amount distributable (which is scheduled to take place within one year after the decision of approval for the reorganization plan).

         An outline thereof is as set forth in the following table.  [Omitted]


CHAPTER III       MODIFICATION OF RIGHTS, REPAYMENT AND PAYMENT METHOD FOR
                  REORGANIZATION CLAIMS, ETC.
                  [Omitted]


CHAPTER IV        SECURITY RIGHT MEASURES
                  [Omitted]


CHAPTER V         COMPANY MEASURES

Section 1         Merger

1.       Terms and Conditions of Merger
         CWC and CWS will merge in accordance with the following provisions:

          (1) CWC will merge with and absorb CWS to be the surviving company, and CWS will be extinguished;

          (2) CWC, in the merger, will not allocate new shares through the merger to the reorganization secured parties, reorganization creditors and shareholders of CWS, and will not engage in a capital increase;

          (3) CWC will succeed to all of CWS's assets, liabilities and other rights and obligations;

          (4) The merger will take place on the day following the date of the decision of approval for the reorganization plan.

2.            Modification of Reorganization Claims and Other Rights with the
              Merger
         All reorganization claims and other claims and obligations between CWC and CWS will be extinguished when the merger goes into effect.
         The reorganization claims between CWC and CWS to be extinguished (all of which are general reorganization claims) are as set forth in Schedule 8.


Section 2         Modification of Rights of Shareholders

1.       Capital Reduction
         CWC will reduce its amount of capital as follows:
(1)      Amount of capital reduction
                           30,629,729,920 yen

(2)      Amount of capital after reduction
                           10,000,000 yen

(3) Cancellation of shares without consideration (method of capital reduction)
         Of the 501,960 shares of common stock issued prior to the approval of the reorganization plan, save for the five transferred free of charge to and actually held by the Reorganization Administrator after the decision for the initiation of reorganization procedures, 501,955 shares will be cancelled without any consideration.

(4)     Submission of share certificates
        Persons holding shares that will be cancelled are to send their share certificates to the Reorganization Administrator (Kajitani Law Offices, Floor 23, Section 2311 of the Marunouchi Building, 2-4-1 Marunouchi, Chiyoda-ku, Tokyo) by the last day of October 2004.

(5) Timing of effect of capital reduction and cancellation of shares without consideration
        The capital reduction set forth in foregoing section (1) and the cancellation of shares without consideration set forth in foregoing section (3) will take effect at the time of the decision of approval for the reorganization plan.

2.       Restrictions on Rights of Shareholders
         At the time of the decision of approval for the reorganization plan, the rights to claim distribution of profits, the rights to claim the distribution of residual assets, new share subscription rights and the rights to seek the purchase of shares for the stock not subject to the cancellation without consideration set forth in foregoing section 1 (3) will all be extinguished.


Section 3         Modification of Articles of Incorporation
                  [Omitted]

Section 4         Election of Officers, Etc.
                 [Omitted]

Section 5         Dissolution of Company

         CWC, immediately upon the completion of the transfer from the CWC network to the NCOM network, will promptly obtain the permission of the court and will dissolve as of the date of the court's permission.


Chapter VI        Method for Adjusting Repayment Funds, Etc.
                  [Omitted]


Chapter VII       Repayment of Common Claims, Etc.
                  [Omitted]


Chapter VIII      Other Matters Requiring Mention
                  [Omitted]